UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-38730

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Praxair Retirement Savings Plan
Praxair, Inc.
10 Riverview Drive
Danbury, CT 06810-6268

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Linde plc

The Priestly Centre, 10 Priestly Road,
Surrey Research Park, Guildford, Surrey GU2 7XY
United Kingdom

Praxair Retirement Savings Plan
Index

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administration and Investment Committee for the Linde U.S. Retirement Plans
and Plan Administrator
Praxair Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) (Schedule H - Line 4i) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2019 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP
We have served as the Plan’s auditor since 2020.
Hartford, Connecticut
June 26, 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Praxair Retirement Savings Plan
Danbury, Connecticut
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP
We served as the Plan’s auditor from 2008 to 2019.
Philadelphia, Pennsylvania
June 28, 2019

Praxair Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2019 and 2018

	December 31,
	2019	2018
Assets:
Investments, at fair value (Notes 6 and 7)	$1,952,482,055	$1,615,034,497
Receivables:
Participant contributions	—	1,456,895
Employer contributions	—	532,877
Notes receivable from participants	44,316,077	43,241,460
	44,316,077	45,231,232
Total Assets	1,996,798,132	1,660,265,729

Liabilities:
Accrued expenses	32,159	25,974
Total Liabilities	32,159	25,974
Net Assets Available for Benefits	$1,996,765,973	$1,660,239,755
The accompanying notes are an integral part of these financial statements.

Praxair Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2019

Additions to (Deductions from) Net Assets
Contributions:
Participants	$67,545,504
Employer	33,302,739
Rollovers from other plans (Note 2)	6,838,608
Total contributions	107,686,851
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	359,767,804
Interest and dividends	14,952,446
Total net investment income (loss)	374,720,250
Interest income on notes receivable from participants	1,946,532

Benefit payments to participants	(147,037,412)
Administrative expenses	(790,003)
Total deductions	(147,827,415)
Net Increase (Decrease) in Net Assets Available for Benefits	336,526,218

Net Assets Available for Benefits
Beginning of year	1,660,239,755
End of year	$1,996,765,973

The accompanying notes are an integral part of these financial statements.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 - Inception of the Plan
Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on July 1, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).
Note 2 - Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document, as amended, for a complete description of the Plan's provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.
General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Linde U.S. Retirement Plans (the “Administrator”).

On October 31, 2018, Praxair, Inc. and Linde Aktiengesellschaft, a stock corporation incorporated under the laws of Germany (“Linde AG”), completed the combination of their respective businesses through an all-stock transaction and became subsidiaries of Linde plc (the "business combination").

The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Eligibility
All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.
Contributions
Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute between 1% and 40% of their eligible compensation on either a before-tax, after-tax, or Roth basis in any combination. Prior to April 30, 2019, highly compensated employees were allowed to contribute between 1% and 15% of eligible compensation, in any combination of before-tax, after-tax or Roth contributions. Effective May 1, 2019, the maximum contribution that highly compensated employees are allowed increased from 15% to 20% of eligible compensation.
The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $19,000 in 2019. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $6,000 in 2019.
Participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis and are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above.
Participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution, as long as it has been at least five years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.
All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% of eligible compensation, unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 5% of eligible compensation.
All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.
Except for those employed by the Company's Praxair Distribution business unit (“PDI”), the Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, and elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan. The Company matching contributions are made in cash and immediately invested in accordance with the participant’s investment directions.

In lieu of the Company matching contributions and other Company contributions described above, Plan participants who are regular/full-time employees of PDI are immediately eligible for Company contributions as outlined below. Part-time employees of PDI are only eligible to receive Company contributions under the Plan after their completion of certain minimum service requirements as set forth in the Plan.
The Company will make a contribution on behalf of eligible PDI participants according to the following table. One age point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period. Participants not employed by PDI are not eligible to receive these Company contributions.

Age and Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company contribution	2.0%	2.5%	3.0%	4.0%	5.0%
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals and other Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Except as provided below, participants are fully vested in their Plan account balances at all times. Participants employed by PDI are at all times fully vested in their own contributions and rollover contributions. Participants employed by PDI become fully vested in Company contributions after completing three years of service. Unvested Company contributions are forfeited following separation from the Company and may be used to reduce future Company contributions or for Plan expenses.
Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual Funds
Common Trusts
Linde Stock Fund
Self-Directed Brokerage Account ("BrokerageLink")
Participants may change the investment election of their contributions and existing balances at any time.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Dividend Payout on Company Stock Funds
A portion of the Plan consisting of the Linde Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Linde Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have up to two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Participant loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set on a quarterly basis at a rate equal to the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2019 ranged from 2.25% to 9.40%, with various maturity dates through 2049. A loan application fee of $50 is charged to the participant's account for each new loan request.
Participant loans are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2019 and 2018. Participant loans are deemed delinquent 90 days after the loan repayment is due and unpaid and are recorded as a distribution in accordance with the terms of the Plan and applicable law. Notes receivable from participants on the Statements of Net Assets Available for Benefits are presented net of delinquent participant loans of $1,097,087 and $1,021,145 at December 31, 2019 and 2018, respectively.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit. In limited circumstances, when a participant is automatically enrolled in the Plan and then subsequently elects not to participate in the Plan, the participant's matching Company contribution will be forfeited. In addition, Company contributions made on behalf of participants employed by PDI are forfeited if the participant does not complete three years of service with the Company. Amounts forfeited under the Plan shall be applied either to pay the Plan’s administrative expenses or to reduce future Company contributions. The amounts of forfeiture balances at December 31, 2019 and 2018 were $183,473 and $146,204, respectively. The amount of forfeitures used to reduce employer contributions in 2019 was $330,597.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments are reported at fair value. Fair value is determined based upon quoted market prices or by using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is measured using Net Asset Value ("NAV") as a practical expedient and is determined by each fund’s trustee based on the fair value of the underlying securities within that fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Note 4 - Risks and Uncertainties
The Plan provides various investment options that invest in any combination of Linde ordinary shares, mutual funds, common collective trusts, and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 5 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$1,996,765,973	$1,660,239,755
Contract value adjustment	3,410,517	(2,524,021)
Net assets available for benefits per the Form 5500	$2,000,176,490	$1,657,715,734
The following is a reconciliation of the total net increase in net assets available for benefits per the financial statements for the year ended December 31, 2019 to the Form 5500:

2019
Total net increase in net assets available for benefits	$336,526,218
Contract value adjustment as of December 31, 2019	3,410,517
Contract value adjustment as of December 31, 2018	2,524,021
Total net increase in net assets available for benefits per the Form 5500	$342,460,756

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 6 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2019 and 2018. During the years presented, there have been no transfers of assets between Levels 1, 2 and 3 as defined above:

Investment Assets at Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$70,485,480	$—	$—	$70,485,480
Self-Directed Brokerage Account	33,901,063	—	—	33,901,063
Linde Stock Fund	444,355,674	—	—	444,355,674
Total Investments, at Fair Value	548,742,217	—	—	548,742,217
Common Trusts*				1,403,739,838
Total Fair Value Investments				$1,952,482,055

Investment Assets at Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	58,007,476	—	—	58,007,476
Self-Directed Brokerage Account	26,473,459	—	—	26,473,459
Linde Stock Fund	375,395,478	—	—	375,395,478
Total Investments, at Fair Value	459,876,413	—	—	459,876,413
Common Trusts*				1,155,158,084
Total Fair Value Investments				$1,615,034,497

* Common trusts are measured using the Net Asset Value ("NAV") as a practical expedient for fair value as permissible under ASC Topic 820 and have not been categorized in the fair value hierarchy. Common trust NAVs are provided by the trustee and are determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily through the use of directly or indirectly observable inputs. Depending on the common trust, underlying securities may include marketable equity securities with small, moderate, or large market capitalizations; international marketable equity securities and other investments; domestic fixed income securities; money market funds; or investment contracts issued by insurance companies and other financial institutions.

There are no plan liabilities required to be recorded at fair value at December 31, 2019 and 2018.
The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2019 and 2018, nor were there any transfers between levels 1 and 2 during the year ended December 31, 2019.
Mutual Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities and in fixed income securities within the domestic market. The fair value of mutual fund investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Self-Directed Brokerage Account – This investment option primarily consists of publicly traded funds of registered investment companies. The participants have the ability to invest in Fidelity managed mutual funds and non-Fidelity managed mutual funds available through Fidelity. The fair value of the self-directed brokerage account is determined by reference to the fair value of the underlying securities within the self-directed brokerage account. The underlying investments held in the self-directed brokerage account are valued at the closing price as quoted on the exchange where the underlying securities are traded and are therefore classified as Level 1 within the valuation hierarchy.
Linde Stock Fund – The Linde Stock Fund supersedes the Praxair Common Stock Fund. In connection with the completion of the business combination between Praxair and Linde AG, each share of common stock of Praxair, par value $0.01 per share, was converted into one ordinary share, par value €0.001 per share, of Linde plc, including the shares held in the Plan's Praxair Common Stock Fund. Refer to Note 2 for additional information.
The fund consists of Linde plc ordinary shares and a short-term cash component, which provides liquidity for daily trading. Linde plc ordinary shares are valued at the quoted closing market price from the NYSE, under the ticker symbol "LIN", and the short term cash investments are valued at cost, which approximates fair value. The stock fund is classified as Level 1 within the valuation hierarchy.
Note 7 - Investments at Net Asset Value
The Fidelity MIP II Class 3 Fund, a common trust investment, is a stable value fund that may invest in contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. The objective of the fund is to maintain a stable NAV of $1.00 per unit and is valued at 4:00 PM Eastern Time on the last calendar day of the reporting period. The redemption notice period is 12 months, which is applicable only to the Plan; there are no participant redemption restrictions. The Plan provided written notice of its intent to withdraw from the Fidelity MIP II Class 3 Fund on July 1, 2019 and will withdraw on June 30, 2020, in accordance with the redemption notice period. Redemption frequency is on a daily basis and, as of December 31, 2019, there were no unfunded commitments.

The Plan also has common trust investments with BlackRock, Northern Trust, and State Street Global Advisors. Units of the funds are valued on the valuation date, which is defined as either each day that trading occurs on the New York Stock Exchange ("NYSE") or that the fund is open for business, depending on the common trust. Redemption frequency is on a daily basis and, as of December 31, 2019, there were no unfunded commitments.
Note 8 - Tax Status
The IRS determined and informed the Company by a letter dated August 21, 2014 that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the IRS, the Plan Administrator and counsel believe that in design and operation, the Plan continues to operate in accordance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan is subject to routine audits by taxing jurisdictions.
In May 2017, the U.S. Department of Labor ("DOL") notified the Plan administrator that the Plan was under review, covering the period January 1, 2014 through the date of the review. The Plan and the Company are cooperating with all requests from the DOL.
Note 9 - Plan Expenses
Fees incurred by the Plan for investment management services are included in the net appreciation in the fair value of investments. Administrative fees are paid by the Plan in accordance with Plan provisions and are allocated to participants with account balances in the Plan. Plan participants are charged a rate of $12.25 on a quarterly basis to cover all administrative expenses and recordkeeping fees incurred by the Plan, in accordance with Plan provisions. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2019.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 10 - Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds or self-directed brokerage accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include ordinary shares of Linde plc, the ultimate parent of the Company; therefore, these transactions, and associated dividend income, qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.
Note 11 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).
Note 12 - Subsequent Events
The novel strain of the coronavirus (COVID-19) identified in China has globally spread and has resulted in authorities, both domestically in the United States and globally, implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth. The ultimate impact of COVID-19 on the financial performance of the Plan's investments cannot be reasonably estimated at this time.

Due to COVID-19, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was enacted in 2020. Portions of the CARES Act make changes to existing law including relating to the amount and circumstances permitting penalty-free distributions. Subsequent to year-end, but prior to the issuance of the financial statements, two provisions of the CARES Act were adopted relating to penalty-free distributions and loan payment deferrals.

Subsequent events have been evaluated through the date the financial statements were issued.

Praxair Retirement Savings Plan
EIN: 06-1249050, Plan Number: 334
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Linde Stock Fund	Linde plc Stock Fund	**	$444,355,674
*	Fidelity MIP II Class 3 Fund	Common Trust	**	255,222,196
	Northern Trust S&P 500 Index	Common Trust	**	192,936,193
	BlackRock Lifepath Index 2025	Common Trust	**	167,576,313
	BlackRock Lifepath Index 2030	Common Trust	**	146,608,527
	BlackRock Lifepath Index Retirement	Common Trust	**	121,760,937
	BlackRock Lifepath Index 2035	Common Trust	**	119,856,215
	BlackRock Lifepath Index 2040	Common Trust	**	75,283,599
	Northern Trust Russell 1000 Growth Index Fund	Common Trust	**	69,865,650
	Vanguard Total Bond Market Index Institutional Plus	Mutual Fund	**	57,582,797
	BlackRock Lifepath Index 2045	Common Trust	**	56,756,540
	State Street Global Advisors Russell Small / Mid Cap Index Fund	Common Trust	**	54,068,105
	BlackRock Lifepath Index 2050	Common Trust	**	44,882,140
*	BrokerageLink	Self-Directed Brokerage Account	**	33,901,063
	Northern Trust Russell 1000 Value Index Fund	Common Trust	**	30,642,673
	Northern Trust EAFE Index Fund	Common Trust	**	29,950,731
	BlackRock Lifepath Index 2055	Common Trust	**	23,941,183
	Vanguard Total International Bond Index AD	Mutual Fund	**	12,902,683
	Northern Trust Emerging Markets Index Fund	Common Trust	**	12,740,429
	BlackRock Lifepath Index 2060	Common Trust	**	5,058,924
	Total investments, at fair value			1,955,892,572
*	Participant loans	Rates ranging 2.25% to 9.40%; maturities through 2049		44,316,077
	Total investments, at fair value and participant loans			$2,000,208,649

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included
See Reports of Independent Registered Public Accounting Firms

Index to Exhibits

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm
23.02	Consent of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: June 26, 2020	By:	/s/ Kristen Putnam
Kristen Putnam,
Administration and Investment
Committee for the Linde U.S. Retirement Plans

(On behalf of the Plan)